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3-11-02



02007541

KJ 3/6

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
354
WASH. D.C. SECTION

SEC FILE NUMBER
8-43454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BURCH CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8111 PRESTON RD., SUITE 805
(No. and Street)

DALLAS	TEXAS	75225-6316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID F. BURCH 214-696-1725
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name — if individual, state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115	DALLAS	TEXAS	75240-4253
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL
P

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ 3/18

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, DAVID F. BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURCH CAPITAL MANAGEMENT, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


JAMES C. POWELL
MY COMMISSION EXPIRES
January 13, 2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
BURCH CAPITAL MANAGEMENT, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **BURCH CAPITAL MANAGEMENT, INC.** as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BURCH CAPITAL MANAGEMENT, INC.** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2001

BURCH CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 29,080	
Deposit with clearing organization	24,676	
Commissions receivable	5,081	
Prepaid expense	425	
Property and equipment at cost less accumulated depreciation of $25,033	27,818	
		$ 87,080

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$ 22,857	
Federal income taxes	1,176	
Franchise taxes	352	
Other	10,000	
Total liabilities		$ 34,385
STOCKHOLDER'S EQUITY:		
Common stock, 50,000 shares of no par value authorized and 25,000 shares issued and outstanding	1,000	
Additional capital	24,000	
Retained earnings	27,695	
Total stockholder's equity		52,695
		$ 87,080

The accompanying notes are an integral part of the financial statements.

BURCH CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$ 1,033,970	
Other	865	
Total revenues		$ 1,034,835
COSTS AND EXPENSES:		
Salaries, commissions and payroll taxes	752,665	
Depreciation	7,167	
Other	266,813	
Total costs and expenses		1,026,645
INCOME BEFORE PROVISION FOR INCOME TAXES		8,190
PROVISION FOR INCOME TAXES:		
Income tax	1,476	
Franchise tax	352	
Total provision for income taxes		1,828
NET INCOME		$ 6,362

The accompanying notes are an integral part of the financial statements.

BURCH CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2000	$ 1,000	$ 24,000	$ 21,333	$ 46,333
Net income			6,362	6,362
Balances at December 31, 2001	$ 1,000	$ 24,000	$ 27,695	$ 52,695

The accompanying notes are an integral part of the financial statements.

BURCH CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

Balance at December 31, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of the financial statements.

BURCH CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES		
Net income	$ 6,362	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	7,167	
Changes in operating assets and liabilities:		
Increase in deposits with clearing organizations	(865)	
Decrease in commissions receivable	3,689	
Decrease in accounts payable	(10,170)	
Increase in income taxes payable	479	
Net cash provided by operating activities		$ 6,662
INVESTING ACTIVITIES		
Equipment acquisitions		(25,270)
Increase in cash during year		(18,608)
Cash at December 31, 2000		47,688
Cash at December 31, 2001		$ 29,080
Supplemental Information:		
Federal income taxes paid		$ 600

The accompanying notes are an integral part of the financial statements.

BURCH CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

A. COMPANY:

BURCH CAPITAL MANAGEMENT, INC. (the Company) was incorporated in Texas in January 1991, and is a member of the National Association of Securities Dealers, Inc. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash Equivalents -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Equipment -** Equipment is stated at cost less accumulated depreciation which is provided by charges to income over estimated useful lives using accelerated methods.

4. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $24,452 which was $19,452 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.41 to 1.

(Continued)

E. LEASING ARRANGEMENTS:

For the year ended December 31, 2001, rental payments on an operating lease for an office facility totaled $10,813. At December 31, 2001, the Company had rental commitments as follows:

December 31, 2002	$ 16,170
2003	16,170
2004	16,170
2005	16,170
2006	6,738
	$ 71,418

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
BURCH CAPITAL MANAGEMENT, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **BURCH CAPITAL MANAGEMENT, INC.** as of and for the year ended December 31, 2001, and have issued our report thereon dated February 14, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2002

Schedule I

BURCH CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 52,695
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	52,695
Deductions and/or charges:	
Non-allowable assets	28,243
Net capital before haircuts on securities positions	24,452
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	- 0 -
Net Capital	$ 24,452
AGGREGATE INDEBTEDNESS	$ 34,572

Schedule I

BURCH CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2001

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,316
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 19,452
Excess net capital at 1000%	$ 21,013
Ratio of aggregate indebtedness to net capital	1.41 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 25,681
Audit adjustments	(1,229)
Net capital	$ 24,452

Schedule II

BURCH CAPITAL MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: First Southwest Company

BURCH CAPITAL MANAGEMENT, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
BURCH CAPITAL MANAGEMENT, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements of **BURCH CAPITAL MANAGEMENT, INC.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 14, 2001